UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 22, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SunPower Corporation

File No. 333-127854 - CF# 22566

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SunPower Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from an Exhibit to a Form S-1 filed on August 25, 2005, as amended.

Based on representations by SunPower Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.24　　　　　　　through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support